CUSIP No. 825690 100	Page 1 of 7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2

(Amendment No. 2)*

Shutterstock, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

825690 100

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825690 100	Page 2 of 7

EXPLANATORY NOTE

This document is being filed for the purposes of properly indexing the filing on the SEC’s website. The original filing was filed on February 12, 2016 using incorrect SEC filing codes, as the document was to be filed under the Reporting Person’s name, not the Issuer’s name. No information contained in this Schedule 13G/A has changed since the original filing.

CUSIP No. 825690 100	Page 3 of 7

1.	Names of Reporting Persons. Jonathan Oringer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 16,256,327(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 16,256,327(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,256,327(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 45.0% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	The total number of shares includes 100,000 restricted stock units granted to the Reporting Person, each of which represents a contingent right to receive one share of the Issuer’s Common Stock. The restricted stock units will vest only if (i) the Reporting Person remains continuously employed by the Issuer until the fifth anniversary of the date of grant and (ii) the average 90-day closing price of the Issuer’s Common Stock equals or exceeds $161.88 for any 90 consecutive calendar days during the period commencing on the fifth anniversary of the date of grant and ending on the tenth anniversary of the date of grant, inclusive; provided that the Reporting Person remains continuously employed by the Issuer until the date of satisfaction of such condition.

(2)	Based on a total of 36,145,611 shares of the Issuer’s Common Stock outstanding as of December 31, 2015.

CUSIP No. 825690 100	Page 4 of 7

Item 1.

(a)	Name of Issuer:

Shutterstock, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

350 Fifth Avenue, 21st Floor, New York, NY 10118

Item 2.

(a)	Name of Person Filing:

Jonathan Oringer

(b)	Address of Principal Business Office or, if none, Residence:

c/o Shutterstock, Inc., 350 Fifth Avenue, 21st Floor, New York, NY 10118

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP No.:

825690 100

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution:

CUSIP No. 825690 100	Page 5 of 7

Item 4.	Ownership.

(a)	Amount beneficially owned:

16,256,327(1)

(b)	Percent of class:

45.0%(2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote.

16,256,327(1)

(ii)	Shared power to vote or to direct the vote.

0

(iii)	Sole power to dispose or to direct the disposition of.

16,256,327(1)

(iv)	Shared power to dispose or to direct the disposition of.

0

(1)	The total number of shares includes 100,000 restricted stock units granted to the Reporting Person, each of which represents a contingent right to receive one share of the Issuer’s Common Stock. The restricted stock units will vest only if (i) the Reporting Person remains continuously employed by the Issuer until the fifth anniversary of the date of grant and (ii) the average 90-day closing price of the Issuer’s Common Stock equals or exceeds $161.88 for any 90 consecutive calendar days during the period commencing on the fifth anniversary of the date of grant and ending on the tenth anniversary of the date of grant, inclusive; provided that the Reporting Person remains continuously employed by the Issuer until the date of satisfaction of such condition.
(2)	Based on a total of 36,145,611 shares of the Issuer’s Common Stock outstanding as of December 31, 2015.

Item  5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 825690 100	Page 6 of 7

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No. 825690 100	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2016
(Date)

/s/ Jonathan Oringer
(Signature)

Jonathan Oringer
(Name and Title)